EXHIBIT 2

EURO DISNEY S.C.A. Group

First Half 2006 Results Announcement

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

	First Half
(€ in millions, unaudited)	2006	2005 Pro Forma IFRS

Net Loss	(101.8)	(29.8)

Items Not Requiring Cash Outlays:
Depreciation and amortisation	74.0	72.8
Gains from the Restructuring due to debt modifications	—	(58.9)
Other	3.5	(10.0)
Net changes in working capital account balances	4.6	(70.1)
Cash Flows used in Operating Activities	(19.7)	(96.0)

Capital expenditures for tangible and intangible assets	(67.5)	(19.2)
Other	(0.1)	0.2
Cash Flows used in Investing Activities	(67.6)	(19.0)

Gross proceeds from equity offering	—	253.3
Payment of equity issuance costs	—	(15.6)
Repayments of borrowings	(0.1)	(115.3)
Decrease in debt security and other deposits	—	94.9
Debt restructuring costs	—	(12.4)
Cash Flows from (used in) Financing Activities	(0.1)	204.9

Change in cash and cash equivalents	(87.4)	89.9
Cash and cash equivalents, beginning of period	287.3	131.1
Cash and Cash Equivalents, end of period	199.9	221.0

Supplemental Cash Flow Information:
Interest paid	31.4	62.6

Non-Cash Financing and Investing Transactions:
Deferral into borrowings of accrued interest under TWDC and CDC subordinated loans	22.4	59.8
Deferral into borrowings of management fees and royalties	25.0	25.0
Forgiveness by TWDC on previous line of credit	—	10.0

		2005
(€ in millions , unaudited)	2006	Pro Forma IFRS
Reconciliation to Balance Sheet:
Cash	14.1	11.8
Short-term investments	185.8	209.5
Bank Overdrafts (recorded in accounts payable and accruals)	—	(0.3)
Cash and Cash Equivalents, end of period	199.9 (1)	221.0 (1)

(1)  Includes € 49.1 million and € 49.4 million of cash and short-term investments of the consolidated financing companies as of March 31, 2006 and 2005, respectively.